Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the Second Quarter of 2021

-Teleconference to be Held on Friday, September 3, 2021 at 8:00 am ET-

BEIJING, September 2, 2021 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter and first six months of 2021 ended June 30, 2021.

Second Quarter 2021 Financial Highlights

●	Net sales were RMB100.6 million (US$15.6 million), compared to RMB82.9 million during the same period in 2020, representing a year-over-year increase of RMB17.7 million or 21.4%.
●	Sales of specialty films were RMB69.0 million (US$10.7 million) or 68.6% of our total revenues as compared to RMB48.1 million or 58.0% in the same period of 2020, which was a year-over-year increase of RMB20.9 million, or 43.5%.
●	Overseas sales were RMB13.4 million (US$2.1 million) or 13.3% of total revenues, compared with RMB7.5 million or 9.1% of total revenues in the second quarter of 2020.
●	Gross profit was RMB39.9 million (US$6.2 million), representing a gross profit rate of 39.6%.
●	Net profit attributable to the Company was RMB19.8 million (US$3.1 million), compared with net profit attributable to the Company of RMB14.1 million during the same period in 2020.

First Six Months 2021 Financial Highlights

●	Net sales were RMB202.2 million (US$31.3 million), compared to RMB166.1 million in the same period in 2020, representing an increase of RMB36.1 million or 21.7%.
●	Sales of specialty films were RMB133.9 million (US$20.7 million) or 66.2% of our total revenues as compared to RMB88.0 million or 53.0% in the same period of 2020.
●	Overseas sales were RMB22.4 million (US$3.5 million), or 11.1% of total revenues, compared with RMB13.3 million or 8.0% of total revenues in the same period in 2020.
●	Our gross profit was RMB82.3 million (US$12.7 million), representing a gross margin rate of 40.7%, as compared to a gross margin rate of 38.7% for the same period in 2020.
●	Net income attributable to the Company was RMB51.2 million (US$7.9 million), compared to net income attributable to the Company of RMB27.0 million during the same period in 2020.

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Mr. Lei Yan, Chairman and CEO of Fuwei Films, commented, “We continued to achieve positive trends in our mix of sales, especially sales of specialty films which accounted for 68.6% of our total revenues for the second quarter ended June 30, 2021. We believe these results benefit from our commitment to innovation and differentiated marketing strategy, which have expanded the end-user applications of our films products. We will carry on with these efforts and expect that they will enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

Second Quarter 2021 Results

Net sales during the second quarter ended June 30, 2021 were RMB100.6 million (US$15.6 million), compared to RMB82.9 million during the same period in 2020, representing a year-over-year increase of RMB17.7 million or 21.4%. The increase of average sales price caused a year-over-year increase of RMB15.6 million and higher sales volume caused an increase of RMB2.1 million.

In the second quarter of 2021, sales of specialty films were RMB69.0 million (US$10.7 million) or 68.6% of our total revenues as compared to RMB48.1 million or 58.0% in the same period of 2020, which was an increase of RMB20.9 million, or 43.5% as compared to the same period in 2020. The increase of sales volume caused an increase of RMB16.0 million and the increase in the average sales price caused an increase of RMB4.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2021		% of Total	Three-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Stamping and transfer film	21,762	3,371	21.6%	25,885	31.3%
Printing film	5,232	810	5.2%	5,746	6.9%
Metallization film	1,090	169	1.1%	1,159	1.4%
Specialty film	68,979	10,683	68.6%	48,088	58.0%
Base film for other application	3,519	545	3.5%	1,978	2.4%

	100,582	15,578	100.0%	82,856	100.0%

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Overseas sales were RMB13.4 million or US$2.1 million, or 13.3% of total revenues, compared with RMB7.5 million or 9.1% of total revenues in the second quarter of 2020. The increase of average sales price caused an increase of RMB0.6 million and the increase in sales volume resulted in an increase of RMB5.3 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2021		% of Total	Three-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Sales in China	87,205	13,506	86.7%	75,334	90.9%
Sales in other countries	13,377	2,072	13.3%	7,522	9.1%

	100,582	15,578	100.0%	82,856	100.0%

Gross profit was RMB39.9 million (US$6.2 million) for the second quarter ended June 30, 2021, representing a gross profit rate of 39.6%, as compared to a gross profit rate of 41.6% for the same period in 2020.

Operating expenses for the second quarter ended June 30, 2021 were RMB14.0 million (US$2.2 million), as compared to RMB18.7 million for the same period in 2020. This decrease was mainly due to the decrease of accrual depreciation of the third production line and trial production line as these two production lines were sold.

Net profit attributable to the Company during the second quarter ended June 30, 2021 was RMB19.8 million (US$3.1 million) while net profit attributable to the Company was RMB14.1 million during the same period in 2020.

Financial Results for the Six Months Ended June 30, 2021

Net sales during the six-month period ended June 30, 2021 were RMB202.2 million (US$31.3 million), compared to RMB166.1 million in the same period in 2020, representing an increase of RMB36.1 million or 21.7%. The increase in average sales price caused an increase of RMB22.0 million and the increase in the sales volume caused an increase of RMB14.1 million.

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In the six-month period ended June 30, 2021, sales of specialty films were RMB133.9 million (US$20.7 million) or 66.2% of our total revenues as compared to RMB88.0 million or 53.0% in the same period of 2020, which was an increase of RMB45.9 million, or 52.2% as compared to the same period in 2020. The increase in sales volume caused an increase of RMB41.6 million and the increase in the average sales price caused an increase of RMB4.3 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2021		% of Total	Six-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Stamping and transfer film	47,113	7,298	23.3%	60,406	36.3%
Printing film	10,714	1,659	5.3%	11,591	7.0%
Metallization film	2,733	423	1.4%	2,661	1.6%
Specialty film	133,941	20,745	66.2%	87,965	53.0%
Base film for other application	7,705	1,193	3.8%	3,466	2.1%

	202,206	31,318	100.0%	166,089	100.0%

Overseas sales during the six months ended June 30, 2021 were RMB22.4 million or US$3.5 million, or 11.1% of total revenues, compared with RMB13.3 million or 8.0% of total revenues in the same period in 2020. This was RMB9.1 million higher than the same period in 2020. The increase in sales volume resulted in an increase of RMB8.1 million while higher average sales price caused an increase of RMB1.0 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2021		% of Total	Six-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Sales in China	179,801	27,848	88.9%	152,783	92.0%
Sales in other countries	22,405	3,470	11.1%	13,306	8.0%

	202,206	31,318	100.0%	166,089	100.0%

Our gross profit was RMB82.3 million (US$12.7 million) for the first six months ended June 30, 2021, representing a gross margin rate of 40.7%, as compared to a gross margin rate of 38.7% for the same period in 2020. Correspondingly, gross margin rate increased by 2.0 percentage points. Our average product sales prices increased by 12.2% compared to the same period last year while the average cost of goods sold increased by 8.4% compared to the same period last year. Consequently, it resulted in an increase in our gross margin.

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Operating expenses for the six months ended June 30, 2021 were RMB24.4 million (US$3.8 million), compared to RMB33.8 million in the same period in 2020, which was RMB9.4 million or 27.8% lower than the same period in 2020. This decrease was mainly due to the decrease of accrual depreciation of the third production line and trial production line.

Net income attributable to the Company during the first half of 2021 was RMB51.2 million (US$7.9 million) compared to net income attributable to the Company of RMB27.0 million during the same period in 2020, representing an increase of RMB24.2 million from the same period in 2020 due to the factors described above.

Cash, cash equivalent and restricted cash totaled RMB176.1 million (US$27.3 million) as of June 30, 2021. Total shareholders’ equity was RMB279.0 million (US$43.2 million).

As of June 30, 2021, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, September 3, 2021, at 8:00 a.m. ET / 8:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-602-0380 in North America, or +1-862-298-0970 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 42544. The replay will be available until September 17, 2021.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

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Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

And

Lucia Domville

Investor Relations

Grayling

Phone: +1-646-824-2856

Email: lucia.domville@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2021		December 31, 2020
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	176,069	27,270	113,423
Restricted cash	-	-	7,500
Accounts and bills receivable, net	43,797	6,783	32,393
Inventories	24,477	3,791	25,436
Advance to suppliers	10,388	1,609	7,359
Prepayments and other receivables	1,155	179	1,103
Assets held for sale	-	-	122,919
Deferred tax assets - current	1,369	212	6,947
Total current assets	257,255	39,844	317,080

Property, plant and equipment, net	105,928	16,406	111,308
Lease prepayments, net	14,952	2,316	15,219
Advance to suppliers - long term, net	-	-	1,542
Deferred tax assets - non current	297	46	507

Total assets	378,432	58,612	445,656

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	10,067	65,000
Due to related parties	-	-	73,571
Accounts payables	21,763	3,371	25,730
Notes payable	-	-	15,000
Advance from customers	2,908	450	9,297
Accrued expenses and other payables	7,964	1,233	27,400
Total current liabilities	97,635	15,121	215,998

Deferred tax liabilities	1,821	282	1,854

Total liabilities	99,456	15,403	217,852

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	2,063	13,323
Additional paid-in capital	311,907	48,308	311,907
Statutory reserve	37,441	5,799	37,441
Retained earnings	(84,535)	(13,093)	(135,707)
Cumulative translation adjustment	840	132	840
Total shareholders’ equity	278,976	43,209	227,804
Total equity	278,976	43,209	227,804
Total liabilities and equity	378,432	58,612	445,656

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2021		2020	2021		2020
	RMB	US$	RMB	RMB	US$	RMB
Net sales	100,582	15,578	82,856	202,206	31,318	166,089
Cost of sales	60,728	9,406	48,421	119,902	18,570	101,895

Gross profit	39,854	6,172	34,435	82,304	12,748	64,194

Operating expenses
Selling expenses	4,944	766	3,372	9,058	1,403	7,458
Administrative expenses	9,014	1,396	15,368	15,369	2,380	26,323
Total operating expenses	13,958	2,162	18,740	24,427	3,783	33,781

Operating income	25,896	4,010	15,695	57,877	8,965	30,413

Other income (expense)
- Interest income	1,368	212	567	2,225	345	857
- Interest expense	(1,378)	(213)	(2,241)	(2,953)	(457)	(4,457)
- Others income (expense), net	(344)	(53)	49	(222)	(34)	118
Total other expenses	(354)	(54)	(1,625)	(950)	(146)	(3,482)

Income(loss) before provision for income taxes	25,542	3,956	14,070	56,927	8,819	26,931
Income tax benefit (expense)	(5,736)	(888)	(13)	(5,755)	(891)	81

Net income (loss)	19,806	3,068	14,057	51,172	7,928	27,012

Net income (loss) attributable to non-controlling interests	-	-	-	-	-	-
Net income (loss) attributable to the Company	19,806	3,068	14,057	51,172	7,928	27,012
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	-	-	-	-

Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-
Comprehensive income(loss ) attributable to the Company	19,806	3,068	14,057	51,172	7,928	27,012

Earnings (loss) per share, Basic and diluted	6.06	0.94	4.30	15.67	2.43	8.27
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2021		2020
	RMB	US$	RMB
Cash flow from operating activities
Net loss	51,172	7,928	27,012
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	6,109	946	17,986
- Amortization of intangible assets	266	41	267
- Deferred income taxes	5,755	891	(81)
- Bad debt recovery	338	52	160
-Inventory provision	(497)	(77)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(12,667)	(1,962)	(15,026)
- Inventories	1,456	226	(2,523)
- Advance to suppliers	(2,102)	(326)	(2,497)
- Prepaid expenses and other current assets	(52)	(8)	(87)
- Accounts payable	(3,967)	(614)	1,176
- Accrued expenses and other payables	(21,118)	(3,271)	210
- Advance from customers	(6,389)	(990)	(793)
- Tax payable	1,682	261	65

Net cash provided by (used in) operating activities	19,986	3,097	25,869

Cash flow from investing activities
Purchases of property, plant and equipment	(730)	(113)	(1,232)
Proceeds from sale of property, plant and equipment	122,919	19,038	-
Advanced to suppliers - non current	1,542	239	-
Amount change in construction in progress	-	-	(999)

Net cash provided by (used in) investing activities	123,731	19,164	(2,231)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	-
Proceeds from (payment to) related party	(73,571)	(11,395)	2,309
Change in notes payable	(15,000)	(2,323)	(31,000)

Net cash (used in) provided by financing activities	(88,571)	(13,718)	(28,691)

Effect of foreign exchange rate changes	-	195	-

Net increase in cash and cash equivalent	55,146	8,738	(5,053)

Cash and cash equivalent
At beginning of period	120,923	18,532	86,371
At end of period	176,069	27,270	81,318

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,953	457	4,457

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	156	1,010

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